Exhibit 31

News Release

October 29, 2009

Cash Store Financial appoints Michael Shaw to Board of Directors

EDMONTON, October 29th, 2009/CNW/ The Cash Store Financial Services Inc. (“Cash Store Financial”; TSX:CSF) announced today the appointment of Michael M. Shaw as a Director of the Company.  Mr. Shaw’s appointment was ratified through a vote of shareholders at the Company’s annual general meeting for fiscal 2009.

Mr. Shaw formerly spent 30 years with the ATCO Group of Companies in a variety of roles and has vast experience in strategic management, international ventures and board directorships.

Mr. Gordon J. Reykdal, Chairman and CEO of Cash Store Financial commented, “Mr. Shaw offers substantive expertise in corporate strategy that will contribute positively to the composition and operations of the Board.  Mr. Shaw joins the Company at a time when our platform for growth has never been stronger.  I look forward to his contributions.”

Other members of the Cash Store Financial Board of Directors include:

Gordon J. Reykdal — founded Cash Store Financial in 2001 and is currently the Chairman and Chief Executive Officer. Mr. Reykdal was also the founder, Chairman, President and Chief Executive Officer of RTO Enterprises Inc. from 1991 to 2001. RTO Enterprises Inc. was restructured and became easyhome (TSX: EH).

Mr. William C. (Mickey) Dunn - former President of Cardium Service and Supply Ltd., currently Chairman of True Energy Trust Inc., and Director for Precision Drilling Inc. as well as Vero Energy Inc.

Mr. Edward C. McClelland — formerly a Vice President with CIBC Finance and President of Transamerica/Borg Warner Group of Companies, Canada, Australia, and Europe. Currently, CEO of The Cash Store Australia Holdings Inc. and a Chairman of two TEC (The Executive Committee) Groups. TEC is an international organization comprised of over 15,000 CEOs from businesses with revenues of more than $3 million.

Mr. J. Albert (Al) Mondor, ICD.D. - a Chartered Accountant, formerly Office Managing Partner of Grant Thornton LLP’s Edmonton practice. Currently, Vice President at Sumex Inc., a capital and financing solutions business.

Mr. Ron Chicoyne, CFA, CF - Managing Partner, Links Capital Partners.  Mr. Chicoyne holds a Chartered Financial Analyst designation and Corporate Finance qualification. He received his Bachelor of Commerce (Honours) degree from the University of Manitoba.

Mr. Robert Gibson, CD, ICD.D. - President, Stuart & Company Limited, a private investment firm, Managing Director of Alsten Holdings Ltd., Director of Precision Drilling Corporation as well as a number of private corporations.  He is Chairman of the Canadian Defence and Foreign Affairs Institute.

About Cash Store Financial

Cash Store Financial is the only broker of short-term advances and other financial services in Canada publicly traded on the Toronto Stock Exchange (TSX: CSF). Cash Store Financial operates more than 450 branches across Canada under the banners: The Cash Store and Instaloans.

The Cash Store and Instaloans act as brokers to facilitate short-term advances and other financial services to income-earning consumers who may not be able to obtain them from traditional banks. Cash Store Financial provides a private-label debit card and a prepaid MasterCard, as well as, other financial services.

Cash Store Financial employs more than 1,800 associates and is headquartered in Edmonton, Alberta.

For further information, please contact:

Gordon J. Reykdal, Chairman and Chief Executive Officer, (780) 408-5118

or

Nancy Bland, Chief Financial Officer, (780) 732-5683

This News Release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. In particular this News Release contains forward-looking statements in connection with the Cash Store Financials goals and strategic priorities, introduction of products, share repurchase initiatives and branch openings. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Cash Store Financial, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, and other factors described in our Annual Information Form (“AIF”) dated August 26, 2009 under the heading “Risk Factors”. All material assumptions used in making forward-looking statements are based on management’s knowledge of current business conditions and expectations of future business conditions and trends, including our knowledge of the current credit, interest rate and liquidity conditions affecting us and the Canadian economy.  Although we believes the assumptions used to make such statements are reasonable at this time and have attempted to identify in our continuous disclosure documents important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Certain material factors or assumptions are applied by us in making forward-looking statements, include without limitation, factors and assumptions regarding our continued ability to fund our payday loan business, rates of customer defaults, relationships with, and payments to, third party lenders, demand for our products, as well as our operating cost structure and current consumer protection regulations. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.